FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Eighth Investor Conference: Chief Executive Officer of Terra Latam	2

TERRA FERNANDO MADEIRA CEO

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

MILLION INTERNET USERS IN LATAM

DIGITAL LATINO % ACCESS INTERNET DAILY % MORE THAN ONCE A DAY

ONLINE ACTIVITY — BRAZIL % BRAZILIANS SURF ACCESS_____DOING SOCIAL ACTIVITY SOCIAL NETWORKS % WATCH_____WATCHING AND LISTENING VIDEO ONLINE_____VIDEO/MUSIC HOURS MONTHLY % ACCESS TERRA_____READING NEWS

DIGITAL LATINO TRENDS 67% EXPRESS OPINION 59% TAKE CARE ABOUT SOMEONELSE’S OPINION 86% ARE ACTIVE SOCIAL NETWORKS USERS FOLLOW LIVE ANY SINGLE EVENT MULTISCREEN, ANYTIME, ANYWHERE LIVE VIDEO IS A KILLER CONTENT ON INTERNET CLASS A/B: 96% WATCH VIDEOS ONLINE, 87% OFFLINE 15-30 YRS: 31% WATCH TV SERIES ONLINE, 27% OFFLINE 2 ND REASON TO HAVE A HOME COMPUTER (INTERNET IS 1ST) DIGITAL IS THE FIRST INCOME REVENUE FOR MUSIC INDUSTRY IN BRAZIL

TERRA IS THE LEADING DIGITAL MEDIA COMPANY IN LATIN AMERICA

MILLION PEOPLE ACCESS TERRA MONTHLY

TERRA IS THE 31ST MOST VISITED SITE IN THE WORLD

STRATEGIC FRAMEWORK CONTENT PEOPLE SOCIAL SCREENS

SCREENS HOME APPLIANCES TABLETS DOOH CONNECTED TV AND BLURAY DASHBOARDS COMPUTERS MOBILE PHONES

MILLION EYEBALLS IN LATAM MILLION LISTENERS IN LATAM

FREE AND PAID PREMIUM CONTENT

MILLIONS OF SONGS GLOBAL AND LOCAL CATALOG ALL MAJORS AND INDEPENDENT AVAILABLE SMARTPHONES AND WEB

GUADALAJARA 2011 | LONDRES 2012 OFFICIAL BROADCASTER 100 MILLION PEOPLE 13 LIVE HD CHANNELS LIVE ON SMARTPHONES AND TABLETS

ADDING VALUE TO TELEFÓNICA TERRA TV_____SONORA • Gives to Telefónica access to state of art • Unique offering to Telefónica’s OTT multiplatform broadband customers • Technology and content expertise • Expansion to Telefónica’s smartphone leverage Telefónica know how clients increase loyalty and conversion • Unique video content offering • 500,000 Telefónica’s clients on the program CONTENT INNOVATION • Terra offers huge catalog of premium • Online Advertising Leadership content for mobile • Anticipating internet trends • 2 million Movistar clients impacted daily • Internet brand awareness by Terra content • 7 million pieces of content per day are delivered for Telefónica clients

STRATEGY TO GROW ALL PRODUCTS AND CONTENTS MUST BE AVAILABLE IN ANY SCREEN, DEVICE AND O.S. LIVE EVENTS PUSH CONTENT FOR MOBILES EVERYTHING ON THE CLOUD FREE CONTENT —ADVERTISING PREMIUM CONTENT — SUBSCRIPTION

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors